Filed pursuant to Rule 433

Registration Statement No. 333-208780

May 9, 2019

Relating to Prospectus Supplement dated April 24, 2019

Republic of the Philippines

€750,000,000 0.875% Global Bonds due 2027

Final Term Sheet

Issuer	Republic of the Philippines
Issue currency	€
Amount issued	€750,000,000
Security type	Senior Unsecured Bonds
Coupon	0.875%
Interest Payment date	May 17
Maturity date	May 17, 2027
ISIN	XS1991219442
Public Offering Price	99.104%
Gross proceeds	€743,280,000
Underwriting discounts	€375,000
Proceeds before expenses	€742,905,000
Settlement date	May 17, 2019
Reference benchmark	8-year Euro Mid Swap
Benchmark yield	0.292%
Re-offer spread over benchmark	70 bps
Re-offer yield	0.992%
Denominations	€100k/1k
Day count	Actual/Actual (ICMA)
Joint Global Coordinators	Deutsche Bank AG, London Branch and UBS AG Hong Kong Branch
Joint Lead Managers and Joint Bookrunners	BNP Paribas, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, Standard Chartered Bank and UBS AG Hong Kong Branch
Settlement and Delivery	The Republic expects that delivery of the global bonds will be made against payment therefor on or about the Settlement date, which will be the 6th business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds prior to delivery of the global bonds will be required, by virtue of the fact that the global bonds initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

RECENT DEVELOPMENTS

The information in this section supplements the information about the Republic that is included in the prospectus dated January 2, 2018 and the prospectus supplement dated April 24, 2019. The information set forth below does not purport to be complete and supplements, and is qualified in its entirety by, the more detailed information contained in the Republic of the Philippines’ Annual Report on Form 18-K for the fiscal year ended December 31, 2017, as amended, and the other documents incorporated by reference in the prospectus dated January 2, 2018. See “Where You Can Find More Information” in the prospectus and the prospectus supplement.

Gross Domestic Product

In the first three months of 2019, GDP grew by 5.6%, compared with growth of 6.5% in the first three months of 2018.

The following table shows GDP by sector, net primary income and GNI at current market prices for the specified periods.

	Gross Domestic Product by Major Sector (at current market prices) For the Three Months Ended		Percentage of GDP For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019
	(₱ in millions, except as indicated)		(%)
Agriculture, hunting, forestry and fishing sector
Agriculture, hunting and forestry	347,878	331,323	8.9%	7.9%
Fishing	48,826	52,815	1.2%	1.3%

Total	396,704	384,138	10.1%	9.1%
Industry sector
Mining and quarrying	36,731	37,748	0.9%	0.9%
Manufacturing	785,486	827,773	20.1%	19.7%
Construction	271,370	295,488	6.9%	7.0%
Electricity, gas and water supply	132,545	143,276	3.4%	3.4%

Total	1,226,132	1,304,286	31.3%	31.0%
Service sector
Transport, storage and communication	247,357	269,475	6.3%	6.4%
Trade and repair of motor vehicles, motorcycles, personal and household goods	658,669	721,304	16.8%	17.1%
Financial intermediation	347,444	396,167	8.9%	9.4%
Real estate, renting and business activities	505,937	539,792	12.9%	12.8%
Public administration and defense; compulsory social security	140,955	162,082	3.6%	3.9%
Other services	392,155	429,673	10.0%	10.2%

Total	2,292,517	2,518,491	58.6%	59.9%

Total GDP	3,915,354	4,206,915	100.0	100.0

Net primary income	852,541	899,971
Total GNI	4,767,895	5,106,886
Total GDP ($ billions)(1)	76.1	80.4
Per capita GDP ($)(1)	719.5	747.8

Source: Philippine Statistics Authority.

Note:

(1)	Calculated using the average exchange rate for the period indicated.

The following table shows GDP by sector, net primary income and GNI at constant market prices for the specified periods.

	Gross Domestic Product by Major Sector (at constant market prices)(1) For the Three Months Ended		Percentage of GDP For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019
	(₱ in millions, except as indicated)		(%)
Agriculture, hunting, forestry and fishing sector
Agriculture, hunting and forestry	157,622	158,663	7.4%	7.0%
Fishing	26,578	26,985	1.2%	1.2%

Total	184,201	185,649	8.6%	8.2%
Industry sector
Mining and quarrying	21,381	22,504	1.0%	1.0%
Manufacturing	530,522	554,839	24.8%	24.6%
Construction	120,429	125,177	5.6%	5.5%
Electricity, gas and water supply	65,103	67,147	3.0%	3.0%

Total	737,435	769,668	34.5%	34.1%
Service sector
Transport, storage and communication	164,782	178,178	7.7%	7.9%
Trade and repair of motor vehicles, motorcycles, personal and household goods	331,007	355,429	15.5%	15.7%
Financial intermediation	165,628	181,924	7.7%	8.1%
Real estate, renting and business activities	234,375	243,970	11.0%	10.8%
Public administration and defense; compulsory social security	83,825	91,987	3.9%	4.1%
Other services	236,758	250,203	11.1%	11.1%

Total	1,216,375	1,301,691	56.9%	57.7%

Total GDP	2,138,010	2,257,007	100.0	100.0

Net primary income	462,705	471,662
Total GNI	2,600,715	2,728,669
Yearly growth in GDP	6.5%	5.6%
Yearly growth in GNI	6.3%	4.9%

Source: Philippine Statistics Authority.

Note:

(1)	Based on constant 2000 prices.

The following table shows the percentage distribution of the Republic’s GNI by expenditure at constant 2000 prices.

	Distribution of Gross National Income by Expenditure (at constant market prices)(1) For the Three Months Ended
	March 31, 2018	March 31, 2019
Household final consumption expenditure	56.8	57.5
Government consumption	9.0	9.2
Capital formation
Fixed capital	25.7	25.9
Construction	7.4	7.4
Durable Equipment	16.2	16.3
Breeding Stock & Orchard Development	1.1	1.1
Intellectual Property Products	1.1	1.2

Changes in inventories	1.1	1.3

Total capital formation	26.8	27.3
Exports
Exports of Goods	38.5	38.9
Exports of Services	11.6	11.6
Imports
Imports of Goods	49.8	51.5
Imports of Services	10.9	11.1
Gross Domestic Product	82.2	82.7
Net Primary Income	17.8	17.3

Total	100.0	100.0

Source: Philippine Statistics Authority.

Note:

(1)	Based on constant 2000 prices.

Monetary System

In May 2019, the Monetary Board decided to reduce the RRP rate to 4.5% and the RP rate to 7.5%, citing its assessment that the inflation outlook continues to be manageable, with easing price pressures owing to the decline in food prices amid improved supply conditions.

Public Finance

Total government revenues in the first three months of 2019 were ₱687.7 billion, an 11.0% increase over the ₱619.8 billion recorded during the same period in 2018. In the first three months of 2019, Bureau of Internal Revenue collections were ₱468.2 billion, an increase of 10.7% from the ₱423.1 billion recorded during the same period in 2018. The Bureau of Customs recorded collections of ₱141.9 billion in the first three months of 2019, a 9.3% increase from the ₱129.8 billion recorded in the same period in 2018. Non-tax revenues were ₱71.9 billion in the first three months of 2019, a 17.6% increase from the ₱61.1 billion recorded during the same period in 2018.

Total government expenditures in the first three months of 2019 were ₱778.0 billion, a 0.8% increase over the ₱772.0 billion recorded during the same period in 2018. This increase in expenditure in the first three months of 2019 compared to the same period in 2018 was primarily driven by an increase of 6.2% in the expenditure on national government disbursements, from ₱474.6 billion in the first three months of 2018 to ₱503.8 billion during the same period in 2019.

Debt

As of March 31, 2019, the total outstanding debt of the Republic was ₱7,802.3 billion, 7.0% higher than the ₱7,292.5 billion recorded as of December 31, 2018. This increase was primarily due to an increase in the issuance of domestic debt securities from ₱4,775.9 billion recorded as of December 31, 2018 to ₱5,195.9 billion recorded as of March 31, 2019 .

As of March 31, 2019, the total outstanding direct domestic debt of the Republic was ₱5,196.8 billion, 8.8% higher than the ₱4,776.9 billion recorded as of December 31, 2018. This increase was primarily due to an increase in treasury bonds/notes by 7.2% from ₱4,281.6 billion recorded as of December 31, 2018 to ₱4,588.3 billion as of March 31, 2019 and an increase of 22.9% in treasury bills from ₱494.3 billion as of December 31, 2018 to ₱607.6 billion as of March 31, 2019.

As of March 31, 2019, the total outstanding direct external debt of the Republic was $49.5 billion, 3.4% higher than the $47.9 billion recorded as of December 31, 2018. This increase was primarily due to an increase in external issuances of U.S. dollar-denominated bonds by 3.7% from $24.8 billion as of December 31, 2018 to $25.8 billion as of March 31, 2019. External loans also increased by 4.2% from $18.0 billion as of December 31, 2018 to $18.8 billion as of March 31, 2019.

As of March 31, 2019, the total outstanding guarantees of indebtedness by the Republic amounted to ₱479.7 billion, 1.6% lower than the ₱487.6 billion recorded as of December 31, 2018. This decrease was primarily due to a decrease in both the domestic and external Government guarantees from ₱197.5 billion and ₱290.0 billion, respectively, recorded as of December 31, 2018 to ₱191.3 billion and ₱288.4 billion, respectively, recorded as of March 31, 2019. These figures for domestic and external Government guarantees include both debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank +44-20-754-59389.

The prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1030717/000119312519115622/0001193125-19-115622-index.htm

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).